Filed Pursuant to Rule 424(b)(2)
Registration No. 333-262355

AMENDMENT NO. 1 DATED MAY 12, 2022

TO PROSPECTUS SUPPLEMENT DATED MARCH 2, 2022
(To Prospectus Dated February 3, 2022)

Romeo Power, Inc.

Up to $350,000,000 of Common Stock

This Amendment No. 1 to Prospectus Supplement (this “Amendment”), amends and supplements our Prospectus Supplement dated March 2, 2022 (the “Prospectus Supplement”). This Amendment should be read in conjunction with the Prospectus Supplement and the Prospectus, dated February 3, 2022 (the “Prospectus”), filed as a part of our registration statement on Form S-3 (File No. 333-262355) (the “Registration Statement”). This Amendment amends only those sections of the Prospectus Supplement listed in this Amendment; all other sections of the Prospectus Supplement remain as is.

We filed the Prospectus Supplement to register the offer and sale up to $350,000,000 of shares of our common stock, par value $0.001 per share (“common stock”), from time to time pursuant to the terms of that certain Standby Equity Purchase Agreement with YA II PN, Ltd. (“Yorkville”) dated as of February 15, 2022 (as amended on February 28, 2022, the “SEPA”), between Yorkville and us (the “SEPA Offering”). As of the date of this Amendment, we have offered and sold to Yorkville an aggregate of 16,683,308 shares of our common stock pursuant to the Prospectus Supplement for aggregate proceeds to us of $25,000,000.

On May 12, 2022, we entered into that certain Sales Agreement with Cowen and Company, LLC, pursuant to which we may offer and sell shares of our common stock having an aggregate offering price of up to $200,000,000 (the “ATM Offering”). On May 12, 2022, the Company filed a prospectus supplement related to the ATM Offering.

Both the SEPA Offering and the ATM Offering shall be made pursuant to one or more prospectus supplements to the Registration Statement; provided, however, that in no event shall the aggregate amount of our common stock actually offered and sold, collectively, under the SEPA Offering and the ATM Offering, exceed $350,000,000.

For additional information on the methods of sale that may be used by Yorkville, see the section entitled “Plan of Distribution” on page S-4.

Our common stock is listed on the New York Stock Exchange, Inc. (“NYSE”) under the symbol “RMO”. On May 12, 2022, the closing price of our common stock, as reported on the NYSE, was $0.86 per share.

Investing in our common stock involves a high degree of risk. Before making an investment decision, please read carefully the discussion of material risks of investing in our common stock under the heading “Risk Factors” beginning on page S-4 of this prospectus supplement and in the documents incorporated by reference into this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Amendment No. 1 to Prospectus Supplement is dated May 12, 2022

ABOUT THIS AMENDMENT TO PROSPECTUS SUPPLEMENT

The Prospectus Supplement is part of a “shelf” Registration Statement on Form S-3 (File No. 333-262355) that we initially filed with the Securities and Exchange Commission, or the SEC, on January 26, 2022, and was declared effective on February 3, 2022. Under the shelf registration process, we may offer shares of our common stock having an aggregate offering price of up to $350,000,000.  Under the Prospectus Supplement dated March 2, 2022, as amended by this Amendment, we may offer shares of our common stock in one or more offerings up to a total dollar amount of $350,000,000 (which amount includes shares we have already sold pursuant to the Prospectus Supplement prior to the date of this Amendment); provided, however, that in no event shall the aggregate amount of our common stock actually offered and sold, collectively, under the SEPA Offering and the ATM Offering, exceed $350,000,000.

Unless the context requires otherwise, references in this prospectus to “Romeo,” “we,” “us” and “our” refer to Romeo Power, Inc. and its consolidated subsidiaries, unless otherwise specified.

Before investing in shares of our common stock, we urge you to carefully read this Amendment, the Prospectus Supplement and the accompanying Prospectus, together with the information incorporated in the Prospectus Supplement and the accompanying Prospectus before making an investment decision. You should also read and consider the information in the documents referred to in the sections of the Prospectus Supplement entitled “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.” These documents contain important information about us and our common stock, and other information you should know before investing.

The Prospectus Supplement, as amended by this Amendment, describes the terms of the SEPA Offering and also adds to and updates information contained in the documents incorporated by reference into the Prospectus Supplement and the accompanying Prospectus. To the extent there is a conflict between the information contained in this Amendment or the Prospectus Supplement, on the one hand, and the information contained in any document incorporated by reference into the Prospectus Supplement and the accompanying Prospectus that was filed with the SEC before the date of this Amendment or the Prospectus Supplement, on the other hand, you should rely on the information in this Amendment or Prospectus Supplement, as applicable.

You should rely only on the information contained in or incorporated by reference into the Prospectus Supplement, as amended by this Amendment, or contained in or incorporated by reference into the accompanying Prospectus to which we have referred you. We have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in, or incorporated by reference into, this Amendment and the Prospectus Supplement and contained in, or incorporated by reference into, the accompanying Prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this Prospectus Supplement, as amended by this Amendment, and the accompanying Prospectus or of any sale of securities offered hereby.

We are offering to sell, and are seeking offers to buy, the shares of common stock only in jurisdictions where such offers and sales are permitted. The distribution of this Amendment, the Prospectus Supplement and the accompanying Prospectus and the offering of the shares of common stock in certain states or jurisdictions or to certain persons within such states and jurisdictions may be restricted by law. Persons outside the United States who come into possession of this Amendment, the Prospectus Supplement and the accompanying Prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of this Amendment, the Prospectus Supplement and the accompanying Prospectus outside the United States. The Prospectus Supplement, as amended by this Amendment, and the accompanying Prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by the Prospectus Supplement, as amended by this Amendment, and the accompanying Prospectus by any person in any state or jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

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RISK FACTORS

Investing in our securities involves a high degree of risk. Before making an investment decision, you should consider carefully the risks, uncertainties and other factors described in our most recent Annual Report on Form 10-K, as supplemented and updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that we have filed or will file with the SEC, which are incorporated by reference into this Prospectus Supplement and accompanying Prospectus. In addition to carefully reading the risk factors described in our most recent Annual Report on Form 10-K, as supplemented and updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that we have filed or will file with the SEC, you should carefully consider the following additional risk factors.

Risks Related to this Offering

The issuance and sale of our common stock under the SEPA will result in dilution to our stockholders and any future sales of our common stock may depress our stock price.

If we elect to draw down amounts under the SEPA, which will result in the sale of shares of our common stock to Yorkville, any such draw-downs may have a dilutive impact on our existing shareholders. Though we have been advised by Yorkville, and Yorkville represents in the SEPA, that Yorkville is purchasing the shares for its own account, for investment purposes, and without any view or intention to distribute such shares in violation of the Securities Act or any other applicable securities laws, Yorkville may resell some or all of the shares we issue to it pursuant to draw-downs under the SEPA and such sales could cause the market price of our common stock to decline.

You may experience future dilution as a result of future equity offerings.

In order to raise additional capital, we expect to in the future offer additional shares of our common stock (including in connection with the ATM Offering) or other securities convertible into or exchangeable for our common stock. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our common stock or other securities convertible into or exchangeable for our common stock in future transactions may be higher or lower than the price per share in this offering. As of March 31, 2022, approximately 30.7 million shares of common stock that are either subject to outstanding options and warrants, issuable upon vesting and settlement of outstanding restricted stock units, or reserved for future issuance under our equity incentive plans are eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules and Rule 144 and Rule 701 under the Securities Act.

USE OF PROCEEDS

We intend to use the net proceeds from this offering for working capital purposes and other general corporate purposes.

DESCRIPTION OF SECURITIES WE ARE OFFERING

The material terms and provisions of our common stock are described in Exhibit 4.6 of our Annual Report on Form 10-K for the year ended December 31, 2021 filed on March 1, 2022.

PLAN OF DISTRIBUTION

On February 15, 2022, the Company entered into the SEPA with Yorkville. Pursuant to the SEPA, the Company shall have the right, but not the obligation, to sell to Yorkville up to $350,000,000 of its shares of common stock upon the Company’s written request during the Commitment Period. At any time during the Commitment Period the Company may require Yorkville to purchase shares of its common stock by delivering an Advance Notice (as defined in the SEPA) that the Company desires to issue and sell to Yorkville a number of shares of common stock with an aggregate value of up to $25,000,000. The shares would be purchased pursuant to the SEPA at 96.25% of the Market Price and would be subject to certain limitations, including that Yorkville could not purchase any shares that would result in it owning more than 9.99% of our common stock.

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Under the Prospectus Supplement, as amended by this Amendment, we may offer shares of our common stock in one or more offerings up to a total dollar amount of $350,000,000 (which amount includes shares we have already sold pursuant to the Prospectus Supplement prior to the date of this Amendment); provided, however, that in no event shall the aggregate amount actually offered and sold, collectively, under the SEPA Offering and the ATM Offering, exceed $350,000,000.

Delivery of the shares against payment therefor in respect of each Advance Notice shall be settled promptly following each sale pursuant to the SEPA. In connection with any Advance Notice, if any portion of an advance would cause Yorkville’s beneficial ownership of our then outstanding common stock to exceed 9.99%, then such portion shall automatically be deemed to be withdrawn by us (with no further action required by us) and modified to reduce the amount of the advance requested by an amount equal to such withdrawn portion. We may terminate the SEPA upon five trading days of prior notice to Yorkville, provided that there are no Advance Notices outstanding and we have paid to Yorkville all amounts then due.

In addition to the issuance of our common stock to Yorkville pursuant to the SEPA, this Prospectus Supplement, as amended by this Amendment, also covers the resale of those shares from time to time by Yorkville to the public. Though we have been advised by Yorkville, and Yorkville represents in the SEPA, that Yorkville is purchasing the shares for its own account, for investment purposes in which it takes investment risk (including, without limitation, the risk of loss), and without any view or intention to distribute such shares in violation of the Securities Act or any other applicable securities laws, the SEC may take the position that Yorkville may be deemed an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. We have agreed in the SEPA to provide customary indemnification to Yorkville. It is possible that our shares may be sold by Yorkville in one or more of the following manners:

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	to a broker-dealer as principal and resale by the broker-dealer for its account; or

•	a combination of any such methods of sale.

Yorkville has agreed that, during the term of the SEPA, neither Yorkville nor its affiliates will engage in any short sales or hedging transactions with respect to our common stock, provided that upon receipt of an Advance Notice Yorkville may sell shares that it is obligated to purchase under such Advance Notice prior to taking possession of such shares.

Yorkville may be subject to liability under the federal securities laws and must comply with the requirements of the Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our common stock by Yorkville. Under these rules and regulations, Yorkville:

•	may not engage in any stabilization activity in connection with our securities;

•	must furnish each broker which offers shares of our common stock covered by the Prospectus Supplement, as amended by this Amendment, and accompanying Prospectus that are a part of our registration statement with the number of copies of such Prospectus Supplement, as amended by this Amendment, and accompanying Prospectus which are required by each broker; and

•	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

These restrictions may affect the marketability of the shares by Yorkville.

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